December 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Galaxy Bitcoin ETF

Amendment No. 3 to Registration Statement on Form S-1

Filed December 13, 2023

File No. 333-255175

Dear Ms. Cheng and Messrs. Dobbie, Irving and Telewicz:

On behalf of Invesco Galaxy Bitcoin ETF (the “Trust”) and Invesco Capital Management LLC (the “Sponsor” or “Invesco”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on December 21, 2023 in connection with Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on December 13, 2023. The comments of the Staff refer in part to the Trust’s comment response letter provided to the Staff on December 13, 2023 (the “December 13 Letter”), which responded to the comments of the Staff originally provided via e-mail on November 3, 2023.

The below responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 4 to the Trust’s Registration Statement, filed contemporaneously with this letter on December 29, 2023. The following sets forth the Staff’s comments and the Trust’s responses thereto. Defined terms used and not otherwise defined herein have the meaning assigned to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1

General

1.

Staff Comment: Please explain why you state that the Trust “expects” that creation and redemption transactions initially will take place in cash. To the extent that creation and redemption transactions will take place in cash, please revise accordingly. In addition, to the extent that creation and redemption transactions will not take place in-kind when you launch the product, please revise throughout the prospectus to focus the disclosure on the mechanics of cash creations and redemptions and remove the detailed disclosure about in-kind creations and redemptions. Please also disclose that the timing of the regulatory approval of an in-kind creation model is unknown and there is no guarantee that the exchange will receive such approval.

Response: The Trust has revised its disclosures as requested and added the disclosure of the unknown timing of the regulatory approval of in-kind creations and redemptions. The relevant portion of the cover pages in Pre-Effective Amendment No. 4 reads as follows:

The Trust intends to issue Shares on a continuous basis and is registering an indeterminate number of Shares with the SEC in accordance with Rule 456(d) and 457(u) under the Securities Act of 1933, as amended (the “Securities Act”). The Trust will process all creations and redemptions of Shares in transactions with financial firms that are authorized to do so (known as “Authorized Participants”). When the Trust issues or redeems its Shares, it will do so only in blocks of 5,000 Shares (a “Creation Basket”) based on the quantity of bitcoin attributable to each Share of the Trust (net of accrued but unpaid Sponsor fees and any accrued but unpaid expenses or liabilities). The Trust expects that creation and redemption transactions initially will take place in cash. Subject to Cboe BZX (“Cboe”) in the future receiving the necessary regulatory approval to permit the Trust to create and redeem Creation Baskets in-kind for bitcoin (the “In-Kind Regulatory Approval”), these transactions may also take place in exchange for bitcoin. The timing of the In-Kind Regulatory Approval and the related in-kind creation model is unknown and there is no guarantee that the Cboe will receive such approval.

When purchasing Creation Baskets, Authorized Participants will deliver cash to the Cash Custodian. Galaxy Digital Funds LLC (the “Execution Agent”) will be responsible for acquiring the requisite amount of bitcoin on behalf of the Trust on an agency basis. Once the Execution Agent selects a counterparty or digital asset trading venue (“Bitcoin Counterparty”), the Cash Custodian will transfer cash to the Bitcoin Counterparty in payment for the requisite amount of bitcoin. The bitcoin acquired from the Bitcoin Counterparty will be transferred to the Bitcoin Custodian. After receipt of the bitcoin by the Bitcoin Custodian, the Transfer Agent will issue Creation Baskets of Shares to the creating Authorized Participant in satisfaction of the creation order.

When redeeming Creation Baskets, the Execution Agent will be responsible for selling the requisite amount of bitcoin on behalf of the Trust on an agency basis. Once the Execution Agent selects a Bitcoin Counterparty, the Bitcoin Custodian will transfer bitcoin to the Bitcoin Counterparty in return for the requisite cash payment. The cash received from the Bitcoin Counterparty will be delivered to the Cash Custodian. After receipt of the cash payment, the Transfer Agent will redeem the Shares and the Cash Custodian will distribute the resulting cash to the redeeming Authorized Participant in satisfaction of the redemption order.

In connection with both creation and redemption transactions, the Execution Agent, pursuant to the oversight of the Sponsor, will decide how and with which Bitcoin Counterparty to transact on the Trust’s behalf. The Authorized Participants will deliver only cash to create Shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the creation or redemption process or otherwise direct the Trust or a third-party with respect to purchasing, holding, delivering, or receiving bitcoin as part of the creation or redemption process. The Trust will create Shares by receiving bitcoin from a third-party that is not the Authorized Participant and the Trust (through the Execution Agent, on an agency basis)—not the Authorized Participant—is responsible for selecting the third-party to deliver the bitcoin. Further, the third-party will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust. The Trust will redeem shares by delivering bitcoin to a third-party that is not the Authorized Participant and the Trust (through the Execution Agent, on an agency basis)—not the Authorized Participant—is responsible for selecting the third-party to receive the bitcoin. Further, the third-party will not be acting as an agent of the Authorized Participant with respect to the receipt of the bitcoin from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of the bitcoin from the Trust.

In addition, the Trust has made conforming edits throughout the Registration Statement.

Prospectus Summary, page 1

2.	Staff Comment: Please revise your Prospectus Summary to disclose, if true, that:

•	The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement; and

•	The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Response: The Trust has added the requested disclosure. The relevant portion of the section “Prospectus Summary – Overview of the Trust” in Pre-Effective Amendment No. 4 reads as follows:

Invesco Galaxy Bitcoin ETF (the “Trust”) is an exchange-traded fund that issues common shares of beneficial interest (the “Shares”) that trade on Cboe BZX (“Cboe” or the “Exchange”) under the ticker symbol “BTCO”. Invesco Capital Management LLC (the “Sponsor”) is the sponsor of the Trust. The Trust’s investment objective is to reflect the performance of the spot price of bitcoin as measured using the Lukka Prime Bitcoin Reference Rate (the “Benchmark”), less the Trust’s expenses and other liabilities. The Trust is passively managed and the Sponsor does not actively manage the bitcoin held by the Trust. This means that the Sponsor does not sell bitcoin at times when its price is high or acquire bitcoin at low prices in the expectation of future price increases. It also means that the Sponsor does not make use of any of the hedging techniques available to professional bitcoin investors to attempt to reduce the risks of losses resulting from price changes. The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement. The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective. The Trust is not a registered investment company under the Investment Company Act and is not required to register under the Investment Company Act. The Sponsor is not registered with the SEC as an investment adviser and is not subject to regulation by the SEC as such in connection with its activities with respect to the Trust. The Trust is not a commodity pool for purposes of the CEA, and the Sponsor is not subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with its activities with respect to the Trust.

In addition, the Trust has made conforming edits in the Registration Statement.

3.

Staff Comment: We note your response to [Comment 44 in the December 13 Letter] and re-issue in part. Please disclose in the prospectus summary section the extent to which Shareholders do not have voting rights.

Response: The Trust has revised its disclosures as requested. The relevant portion of the section “Prospectus Summary – The Trust’s Legal Structure” in Pre-Effective Amendment No. 4 reads as follows:

The Trust is a Delaware statutory trust, formed on April 5, 2021 pursuant to the Delaware Statutory Trust Act (“DSTA”). The Trust continuously issues common shares representing fractional undivided beneficial interest in and ownership of the Trust that may be purchased and sold on the Exchange. The Trust operates pursuant to an Amended and Restated Declaration of Trust and Trust Agreement, dated as of December 13, 2023 (the “Trust Agreement”). Delaware Trust Company, a Delaware trust company, is the Delaware trustee of the Trust (the “Trustee”). The Trust is managed and controlled by the Sponsor. Shareholders will have very limited voting rights, which will limit their ability to influence matters such as amendment of the Trust Agreement, change in the Trust’s basic investment policy, dissolution of the Trust, or the sale or distribution of the Trust’s assets.

The Registration Statement contains conforming edits, including in the “Voting by Shareholders; Management” section and in the description of the Trust Agreement.

Overview of the Trust, page 1

4.

Staff Comment: We note that the Trust expects that creation and redemption transactions initially will take place in cash, but in the future, the Trust may permit or require creation and redemption transactions to take place in kind. Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Response: The Trust confirms that it will file a post-effective amendment to add or revise any material information with respect to the plan of distribution with respect to the description of creation and redemption transactions.

The Trust’s Service Providers

The Bitcoin Custodian, page 5

5.	Staff Comment: Please revise to balance your disclosure regarding the “extensive regulation” to which the Bitcoin Custodian is subject.

Response: The Trust has revised its disclosures as requested. The relevant portion of the section “Prospectus Summary – The Trust’s Service Providers – The Bitcoin Custodian” in Pre-Effective Amendment No. 4 reads as follows:

The Bitcoin Custodian is a third-party limited purpose trust company that was chartered in 2018 upon receiving a trust charter from the NYSDFS. The Bitcoin Custodian is subject to regulation by the NYSDFS and has a long track record of providing custodial services for digital asset private keys. The Sponsor believes that the Bitcoin Custodian’s policies, procedures, and controls for safekeeping, exclusively possessing, and controlling the Trust’s bitcoin holdings are consistent with industry best practices to protect against theft, loss, and unauthorized and accidental use of the private keys. The Trust Bitcoin Account and Sponsor Bitcoin Account (each as defined herein) are segregated accounts and are therefore not commingled with the Bitcoin Custodian’s corporate or other customer assets.

Risk Factors, page 16

6.

Staff Comment: To the extent material, please include risk factor disclosure that addresses the risks related to your Bitcoin Custodian and Prime Broker acting in the same capacity for several competing products.

Response: The Trust has added the requested disclosure. The risk factor “Risk Factors – Risks Related to the Trust and the Shares – The Trust is subject to management and operational risks from its Sponsor and service providers.” has been modified in Pre-Effective Amendment No. 4 reads as follows:

In addition, the Trust’s service providers, including the Bitcoin Custodian, act in similar capacities for a number of other digital asset ETPs. If those digital asset ETPs experience operational challenges or regulatory problems that impact or implicate one or more of the Trust’s service providers, the Trust’s operations may be adversely impacted as a result. The Sponsor will monitor the services provided by the Trust’s service providers to detect and identify any such potential issues with the service providers.

Cybersecurity Risks Related to Bitcoin

If the Bitcoin Custody Agreement is terminated, page 23

7.

Staff Comment: Please expand this risk factor to address the risks associated with having to replace the Prime Broker due to insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Prime Broker.

Response: The Trust has revised its disclosure as requested. The risk factor “Risk Factors – Cybersecurity Risks Related to Bitcoin – If the Bitcoin Custody Agreement is terminated…” in Pre-Effective Amendment No. 4 has been revised to provide as follows:

If the Bitcoin Custody Agreement is terminated or the Bitcoin Custodian or Prime Broker fail to provide services as required, the Sponsor may need to find and appoint a replacement custodian and/or prime broker, which could pose a challenge to the safekeeping and safe transfer of the Trust’s bitcoins, and the Trust’s ability to continue to operate may be adversely affected.

The Trust is dependent on the Bitcoin Custodian to operate. The Bitcoin Custodian performs essential functions in terms of safekeeping the Fund’s bitcoin, and its affiliate, Coinbase may be utilized by the Trust to facilitate the selling of bitcoin by the Trust to pay the Sponsor Fee and, to the extent applicable, other Trust expenses, or in certain circumstances, to purchase and sell bitcoin in connection with cash creation or redemption transactions. If the Bitcoin Custodian or Prime Broker fail to perform the functions they perform for the Trust due to insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Bitcoin Custodian or the Prime Broker, the Trust may be unable to operate or create or redeem Creation Baskets, which could force the Trust to liquidate or adversely affect the price of the Shares. . . .

If the Bitcoin Custody Agreement is terminated, the Sponsor may not be able to find a party willing to serve as the custodian of the Trust’s bitcoin or as the Trust’s prime broker under the same terms as the current Bitcoin Custody Agreement or at all. To the extent that Sponsor is not able to find a suitable party willing to serve as the custodian or prime broker, the Sponsor may be required to terminate the Trust and liquidate the Trust’s bitcoin. In addition, to the extent that the Sponsor finds a suitable party but must enter into a modified Bitcoin Custody Agreement that is less favorable for the Trust or Sponsor, the value of the Shares could be adversely affected.

Risks Related to the Trust and the Shares

The development and commercialization of the Trust, page 42

8.

Staff Comment: We note your statement here that “[i]f the Trust fails to achieve sufficient scale due to competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs associated with launching and maintaining the Trust.” Please revise to quantify or otherwise describe what “sufficient scale” means.

Response: The Trust respectfully submits that the language present in Pre-Effective Amendment No. 3 sufficiently discloses this risk by highlighting the risk that the Trust may not generate enough revenue to cover the costs associated with launching and effectively operating the Trust over time. The Trust does not have any additional quantitative or qualitative information to describe the risk that, if the Trust does not become large enough, it will not be able to raise enough revenue to operate the Trust.

Shareholders that are not Authorized Participants, page 46

9.

Staff Comment: Please revise to discuss the risks that you may not be able to implement in-kind creation and redemption transactions in the future. Please also include separate risk factor disclosure to discuss the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

Response: With respect to the requested revisions to the risk factor, has revised its disclosure as requested. A new risk factor under “Risk Factors – Risks Related to the Trust and the Share” in Pre-Effective Amendment No. 4 reads as follows:

The use of cash creations and redemptions may adversely affect the arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, could cause delays in trade execution due to potential operational issues arising from implementing a cash creation and redemption model, which involves greater operational steps (and therefore execution risk) than the originally contemplated in-kind creation and redemption model. Such delays could cause the execution price associated with such trades to materially deviate from the Benchmark price used to determine the NAV. Even though the Authorized Participant is responsible for the dollar cost of such difference in prices, Authorized Participants could default on their obligations to the Trust, or such potential risks and costs could lead to Authorized Participants, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying bitcoin, to elect to not participate in the Trust’s Share creation and redemption processes. This may adversely affect the arbitrage mechanism intended to keep the price of the Shares closely linked to the price of bitcoin, and as a result, the price of the Shares may fall or otherwise diverge from NAV. If the arbitrage mechanism is not effective, purchases or sales of Shares on the secondary market could occur at a premium or discount to NAV, which could harm Shareholders by causing them buy Shares at a price higher than the value of the underlying bitcoin held by the Trust or sell Shares at a price lower than the value of the underlying bitcoin held by the Trust, causing Shareholders to suffer losses. Further, if and when In-Kind Regulatory Approval is obtained, the Trust may not be able to successfully implement in-kind creation and redemption transactions, which could put the Trust at a disadvantage compared to other digital asset ETPs that are able to implement in-kind creations and redemptions.

Bitcoin and the Bitcoin Market

The Bitcoin Market

Forks and Air Drops, page 57

10.

Staff Comment: We note your response to [Comment 13 in the December 13 Letter] and re-issue in part. Please revise your disclosure to indicate how you will inform investors of any changes to the Trust’s policy with respect to forks and airdrops. Please also clarify what you mean by the statement that the Trust will generally accept any new digital asset if the Bitcoin Custodian is able to hold such assets. In particular, please clarify whether the Trust will hold assets other than bitcoin and cash, and if so, how that is consistent with the investment objective of the Trust and your exchange listing standard.

Response: While the Sponsor believes that in most instances the Trust would need to disclaim any such assets, the Sponsor nonetheless believes that to the extent the forked or airdropped assets have value, it is in shareholders’ best interest to attempt to pass such value to them in some manner. The Trust has modified the fork and airdrop disclosure as follows:

While the Trust would be willing to accept any new digital asset if the Bitcoin Custodian is able to hold such assets, the Trust may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset.

The requested disclosure regarding informing investors has been added. The relevant portion of the section “Bitcoin and the Bitcoin Market – The Bitcoin Market – Forks and Air Drops” in Pre-Effective Amendment No. 4 reads as follows:

If the Trust modifies its policy on forks and airdrops, notice to Shareholders will be provided on the Trust’s website, in a prospectus supplement, through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports.

With respect to the Trust holding assets other than bitcoin and cash, the Trust notes that the Declaration of Trust permits the Trust to hold only bitcoin and cash.

Calculation of NAV, page 67

11.	Staff Comment: We continue to evaluate your response to [Comment 25 in the December 13 Letter] and may have further comment.

Response: The Trust acknowledges that the Staff may have further comments on the Trust’s valuation disclosure.

The Trust’s Service Providers, page 73

12.

Staff Comment: Please provide a separately captioned section to describe and identify the Prime Broker, including without limitation any affiliation and relationship with the other transaction parties, the material provisions of any material agreement between any transaction party and the Prime Broker, the Prime Broker’s experience and operating history, the Prime Broker’s policies and procedures with respect to any assets held by it on behalf of the Trust, how the Prime Broker will be compensated, who will be responsible for any fees associated with services provided by the Prime Broker, and any potential or existing conflicts of interest involving the Prime Broker. Please also describe the amount of bitcoin that could be held by the Prime Broker at any time and disclose whether or not there are any limits or policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the Prime Broker.

Response: The Trust has added a description of the Prime Broker and noted the Prime Broker’s affiliation with the Bitcoin Custodian. However, the Trust notes that the Prime Broker’s role is anticipated to be limited, as the Trust expects that the Execution Agent will be the entity that the Trust relies upon to purchase and sell bitcoin on behalf of the Trust in connection with cash creation and redemption transactions. The Trust notes that a detailed description of the Execution Agent’s role has been included in Pre-Effective Amendment No. 4, which reads as follows:

The Sponsor has entered into an agreement with Galaxy Digital Funds LLC, a subsidiary of Galaxy Digital LP (“Galaxy” or the “Execution Agent”) to serve as Execution Agent. At the direction of the Sponsor, the Execution Agent is responsible for selling bitcoin on behalf of the Trust to the extent necessary to permit the payment of the Trust’s expenses. The Trust also will utilize the services of the Execution Agent to purchase or sell bitcoin in connection with cash creations and redemptions. When acquiring or disposing of bitcoin on behalf of the Trust in connection with a creation or redemption transaction, the Sponsor will provide instructions to the Execution Agent, who will identify a Bitcoin Counterparty. In connection with both creation and redemption transactions, the Execution Agent, pursuant to the oversight of the Sponsor, will decide how and with which Bitcoin Counterparty to transact on the Trust’s behalf.

Custody of the Trust’s Bitcoin, page 76

13.

Staff Comment: Please reconcile your statement here that “the Bitcoin Custodian will generally keep a substantial portion of the Trust’s bitcoin in cold storage on an ongoing basis (emphasis added),” with your response to prior comment 34 and statement on page 6 that “[a]ll of the Trust’s bitcoin will be held in cold storage unless it is being processed in connection with creation or redemption transactions or is being sold (emphasis added).”

Response: The correct statement is that all of the Trust’s bitcoin will be held in cold storage unless it is being processed in connection with creation or redemption transactions or is being sold. The Trust has revised its disclosures accordingly. The relevant portion of the section “Custody of the Trust’s Bitcoin” in Pre-Effective Amendment No. 4 reads as follows:

In accordance with the Trust’s instructions, the Bitcoin Custodian will keep the Trust’s bitcoin in cold storage on an ongoing basis; however, from time to time, portions of the Trust’s bitcoin will be held in the Trading Balance outside of cold storage temporarily as part of trade facilitation in connection with creations and redemptions of Creation Baskets or to sell bitcoin to pay Trust expenses.

14.

Staff Comment: We note your response to [Comment 38 in the December 13 Letter] and re-issue in part. Please revise to disclose any risks or conflicts of interest that may exist in connection with how Coinbase or the Execution Agent arranges for the sale of the Trust’s bitcoin.

Response: The Trust has revised its disclosures as requested. The relevant portion of the section “Conflicts of Interest” in Pre-Effective Amendment No. 4 reads as follows:

The Prime Broker and the Execution Agent may be subject to certain conflicts of interest, including: (i) the Trust’s orders may be routed to the Prime Broker’s own execution venue or to the Execution Agent’s principal market, where the Trust’s orders may be executed against other customers of the Prime Broker or Execution Agent, or with the Prime Broker acting as principal, (ii) the beneficial identity of the counterparty purchaser or seller with respect to the Trust’s orders may be unknown and therefore may inadvertently be another client of the Prime Broker or the Execution Agent, (iii) neither the Prime Broker nor the Execution Agent engages in front-running, but each is aware of the Trust’s orders or imminent orders and may execute a trade for its own inventory (or the account of an affiliate) while in possession of that knowledge, and (iv) the Prime Broker or Execution Agent may act in a principal capacity with respect to certain orders. As a result of these and other conflicts, when acting as principal, the Prime Broker or the Execution Agent may have an incentive to favor its own interests and the interests of its affiliates over the Trust’s interests. While the Prime Broker and the Execution Agent each have in place procedures to mitigate conflicts of interest when executing the Trust’s orders, trading venues or counterparties not used by the Prime Broker or Execution Agent may offer better prices and/or lower costs than the venues or counterparties used to execute the Trust’s orders.

Insurance of the Bitcoin Custodian, page 78

15.

Staff Comment: We note your response to [Comment 37 in the December 13 Letter] and re-issue. Please revise your disclosure to state, if true, that the Bitcoin Custodian limits the size of each storage address to $100 million from an operational perspective.

Response: The Trust has revised its disclosures as requested. The relevant portion of the section “Custody of the Trust’s Bitcoin – Insurance of the Bitcoin Custodian” in Pre-Effective Amendment No. 4 reads as follows:

Under the Bitcoin Custody Agreement, the Bitcoin Custodian’s liability is subject to the following limitations, among others: (i) other than with respect to claims and losses arising from fraud or willful misconduct, the Bitcoin Custodian’s aggregate liability under the Bitcoin Custody Agreement shall not exceed the greater of (A) the aggregate fees paid by the Trust to the Bitcoin Custodian in the 12 months prior to the event giving rise to the Bitcoin Custodian’s liability, and (B) the value of the affected bitcoin giving rise to the Bitcoin Custodian’s liability; (ii) the Bitcoin Custodian’s aggregate liability in respect of each cold storage address shall not exceed $100 million; and (iii) in respect of any incidental, indirect, special, punitive, consequential or similar losses, the Bitcoin Custodian is not liable, even if the Bitcoin Custodian has been advised of or knew or should have known of the possibility thereof. The Bitcoin Custodian is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Bitcoin Custodian. While the Bitcoin Custodian does not limit the size of each wallet to $100 million in bitcoin, the Sponsor intends to monitor each wallet to ensure that the amount of bitcoin in each Trust wallet remains below $100 million.

Creation and Redemption of Shares, page 83

16.

Staff Comment: We note your disclosure that when purchasing Creation Baskets, Authorized Participants will deliver cash to Market Makers or their agents, who will deliver the requisite amount of bitcoin to the Trust’s account with the Bitcoin Custodian in exchange for Creation Baskets. We also note that you define Market Makers as Authorized Participants or designated third parties, which may be affiliates of Authorized Participants, that will deliver bitcoin related to the Authorized Participant’s purchase order. Please clarify whether the Authorized Participant or the Trust is the party who identifies and directs the Market Maker to deliver the bitcoin to the Bitcoin Custodian.

Response: The Trust, via the Execution Agent, is the party who identifies and directs the third parties to deliver bitcoin to the Bitcoin Custodian. The Trust has revised its disclosures as requested to reflect the proposed mechanics of the cash creation and redemption transaction process. The relevant portion of the section “Creation and Redemption of Shares” in Pre-Effective Amendment No. 4 reads as follows:

The Trust creates and redeems Shares from time to time, but only in one or more Creation Baskets. The value of Creation Baskets are based on the quantity of bitcoin attributable to each Share of the Trust (net of accrued but unpaid Sponsor fees and any accrued but unpaid expenses or liabilities) being created or redeemed determined as of 4:00 p.m. ET on the day the order to create or redeem Creation Baskets is properly received. Creation and redemption transactions initially will take place in cash. Subject to Cboe in the future receiving the In-Kind Regulatory Approval, these transactions may also take place in exchange for bitcoin. The timing of the In-Kind Regulatory Approval and the related in-kind creation model is unknown and there is no guarantee that the Cboe will receive such approval.

When purchasing Creation Baskets, Authorized Participants will deliver cash to the Cash Custodian. The Execution Agent will be responsible for acquiring the requisite amount of bitcoin on behalf of the Trust on an agency basis. Once the Execution Agent selects a Bitcoin Counterparty, the Cash Custodian will transfer cash to the Bitcoin Counterparty in payment for the requisite amount of bitcoin. The bitcoin acquired from the Bitcoin Counterparty will be transferred to the Bitcoin Custodian. After receipt of the bitcoin by the Bitcoin Custodian, the Transfer Agent will issue Creation Baskets of Shares to the creating Authorized Participant in satisfaction of the creation order.

When redeeming Creation Baskets, the Execution Agent will be responsible for selling the requisite amount of bitcoin on behalf of the Trust on an agency basis. Once the Execution Agent selects a Bitcoin Counterparty, the Bitcoin Custodian will transfer bitcoin to the Bitcoin Counterparty in return for the requisite cash payment. The cash received from the Bitcoin Counterparty will be delivered to the Cash Custodian. After receipt of the cash payment, the Transfer Agent will redeem the Shares and the Cash Custodian will distribute the resulting cash to the redeeming Authorized Participant in satisfaction of the redemption order.

In connection with both creation and redemption transactions, the Execution Agent, pursuant to the oversight of the Sponsor, will decide how and with which Bitcoin Counterparty to transact on the Trust’s behalf. The Authorized Participants will deliver only cash to create Shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the creation or redemption process or otherwise direct the Trust or a third-party with respect to purchasing, holding, delivering, or receiving bitcoin as part of the creation or redemption process. The Trust will create Shares by receiving bitcoin from a third-party that is not the Authorized Participant and the Trust (through the Execution Agent, on an agency basis)—not the Authorized Participant—is responsible for selecting the third-party to deliver the bitcoin. Further, the third-party will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust. The Trust will redeem shares by delivering bitcoin to a third-party that is not the Authorized Participant and the Trust (through the Execution Agent, on an agency basis)—not the Authorized Participant—is responsible for selecting the third-party to receive the bitcoin. Further, the third-party will not be acting as an agent of the Authorized Participant with respect to the receipt of the bitcoin from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of the bitcoin from the Trust.

17.	Staff Comment: Please disclose who will be responsible for the on-chain transaction fees for creation and redemption transactions and any transactions with the Prime Broker.

Response: The Trust has added the requested disclosure. The relevant portion of the section “Creation and Redemption of Shares” in Pre-Effective Amendment No. 4 reads as follows:

Creations and redemptions may be “off-chain” transactions that are represented in the books and records of the Prime Broker or on “on-chain” transactions reflected in the Trust’s Prime Custody Vault Account. The creating or redeeming Authorized Participant will be responsible for any on-chain transaction fees, as well as any transaction fees imposed by the Trust and any transaction charges imposed by the Execution Agent in connection with acquiring or disposing of bitcoin in connection with creation or redemption transactions.

Cash Creation Procedures, page 86

18.

Staff Comment: We note that the Sponsor causes to be published each night the amount of bitcoin that will be acquired in exchange for each Purchase Order, from which can be computed the estimated amount of cash required to create each cash Creation Unit, prior to accounting for any additional cash required to acquire the requisite amount of bitcoin if the price paid by the trust is in excess of the Benchmark on each Purchase Order Date. We also note disclosures throughout the Prospectus that the Administrator will calculate the amount of cash needed to purchase the amount of bitcoin represented by each Creation Basket being created. Please revise to clarify how the amount of cash required will be calculated, including how the Administrator determines the market price of bitcoin.

Response: The Trust has revised the disclosure in the “Determination of Required Deposit” section of Pre-Effective Amendment No. 4 as follows:

The quantity of bitcoin required to create each Creation Basket (“Creation Basket Deposit”) changes from day to day. On each day that the Exchange is open for regular trading, the Sponsor will publish the Creation Basket after market close, which is composed of an amount of bitcoin that will be used to determine the amount of cash required to purchase a Creation Basket the following day. After the Trust’s NAV is struck on a Business Day, the Administrator adjusts the quantity of bitcoin constituting the Creation Basket Deposit as appropriate to reflect accrued expenses. The computation is made by the Administrator as promptly as practicable after 4:00 p.m. ET. The Administrator calculates the Creation Basket Deposit for a given day by multiplying the NAV by the number of Shares in a Creation Basket (5,000) divided by the price of bitcoin at 4:00 p.m. ET as determined consistent with the Benchmark to determine the cash amount required for a Creation Basket. Fractions of a bitcoin smaller than .00000001 (known as a “satoshi”) are disregarded for purposes of the computation of the Creation Basket Deposit. Although the Administrator applies the bitcoin price to the calculate of the Creation Basket value, the Administrator plays no role in the determination of the bitcoin price used by the Trust; rather the bitcoin price used in calculating the cash value of a Creation Basket is identical to the bitcoin price used in determining the Trust’s NAV.

To the extent there is a difference between the price actually paid by the Trust to acquire a Creation Basket worth of bitcoin in the creation process compared to the cash value of the Creation Basket (i.e., if there is a difference between the amount paid by the Execution Agent on behalf of the Trust to purchase the requisite amount of bitcoin and the valuation of bitcoin as part of the Trust’s NAV calculation), that difference will also be charged to the creating Authorized Participant.

Each Business Day, the Sponsor will communicate the final Creation Basket Deposit for that same Business Day and an estimated Creation Basket Deposit for the next Business Day. The Creation Basket Deposit so determined is communicated daily via electronic mail message to all Authorized Participants. Authorized Participants may use the value of the bitcoin in the Creation Basket to estimate the amount of cash needed for a creation order.

The date the Transfer Agent receives a valid purchase order will determine the Creation Basket Deposit the Authorized Participant needs to deposit. However, orders received by the Transfer Agent after 4:00 p.m. ET (or the close of regular trading on the Exchange, whichever is earlier) will be rejected and should be resubmitted on the following Business Day.

19.

Staff Comment: The disclosure in the last paragraph in bold on page 87 includes defined terms and a description of cash creation transactions that differs from the disclosure elsewhere in the prospectus. Please revise for consistency.

Response: The Trust has revised its disclosures as requested for consistency. The last paragraph in bold of the section “Creation and Redemption of Shares – Cash Creation Procedures” in Pre-Effective Amendment No. 4 reads as follows:

An Authorized Participant who places a Cash Purchase Order is responsible for facilitating the delivery of the required amount of cash to the Cash Custodian on the business day following the Purchase Order Date. The Execution Agent is responsible for acquiring bitcoin from a Bitcoin Counterparty on behalf of the Trust. There are no obligations on the part of any Bitcoin Counterparty to participate in creations or redemptions of Creation Baskets. The Bitcoin Counterparty must deposit the required amount of bitcoin by end of day New York time on the business day following the purchase order date prior to any movement of cash from the Cash Custodian or Shares from the Transfer Agent. Upon receipt of the deposit amount of bitcoin at the Bitcoin Custodian from the Bitcoin Counterparty, the Bitcoin Custodian will notify the Sponsor and the Transfer Agent that the bitcoin has been received, and the Transfer Agent will direct DTC to credit the number of Shares ordered to the Authorized Participant’s DTC account and will wire the cash previously sent by the Authorized Participant to the Bitcoin Counterparty to complete settlement of the Purchase Order and the acquisition of the bitcoin by the Trust, as described above. As between the Trust and the Authorized Participant, the expense and risk of the difference between the value of bitcoin calculated by the Administrator for daily valuation using the Benchmark and the price at which the Trust acquires the bitcoin will be borne solely by the Authorized Participant to the extent that the Trust pays more for bitcoin than the price used by the Trust for daily valuation. Any such additional cash amount will be included in the amount of cash calculated by the Administrator on the Purchase Order Date, communicated to the Authorized Participant on the Purchase Order Date, and wired by the Authorized Participant to the Cash Custodian on the day following the Purchase Order Date. If the Bitcoin Counterparty fails to deliver the bitcoin to the Bitcoin Custodian, no cash is sent from the Cash Custodian to the Bitcoin Counterparty, no Shares are transferred to the Authorized Participant’s DTC account, the cash is returned to the Authorized Participant, and the Cash Purchase Order is cancelled.

Use of Proceeds, page 91

20.

Staff Comment: Please revise the inconsistencies in your statement “[t]he Cash Custodian then initiates the transfer of bitcoin to the counterparty in exchange for cash which is deposited directly with the Bitcoin Custodian (emphasis added).”

Response: The Trust has revised its disclosures as requested for consistency. The relevant portion of the section “Use of Proceeds” in Pre-Effective Amendment No. 4 reads as follows:

Proceeds received by the Trust from the issuance of Creation Baskets will initially consist of cash deposits. Such cash deposits are held by the Cash Custodian on behalf of the Trust until (i) transferred in connection with the purchase of bitcoin, (ii) delivered to Authorized Participants in connection with a redemption of Creation Baskets or (iii) transferred to pay the Sponsor Fee or for extraordinary expenses and liabilities not assumed by the Sponsor.

The Trust’s bitcoin is held by the Bitcoin Custodian (or held temporarily in the Trading Balance with Coinbase) on behalf of the Trust until sold by the Execution Agent to pay the Sponsor Fee or to pay for extraordinary expenses and liabilities not assumed by the Sponsor.

*    *    *

Should members of the Staff have any questions or comments, please contact the undersigned at (312) 845-1212 or paulita.pike@ropesgray.com.

Very truly yours,

/s/ Paulita Pike
Paulita Pike

cc:	Brian Hartigan, Invesco Capital Management LLC

Adam Henkel, Invesco Capital Management LLC

Will McAllister, Invesco Capital Management LLC

Michael Murphy, Invesco Capital Management LLC

Brian D. McCabe, Ropes & Gray LLP

Edward Baer, Ropes & Gray LLP